Filed by Discovery, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Discovery, Inc.
Commission File No.: 001-34177
Date: June 1, 2021

The following note was distributed to all Discovery, Inc. employees on June 1, 2021.
Today we take the next step in planning Discovery’s incredible journey to combine world-class brands, franchises and assets with WarnerMedia to become the premier, standalone global entertainment company.
I am thrilled to share that the name of our proposed combined company will be Warner Bros. Discovery. The new name represents the innovative, real-life storytelling excellence and sense of curiosity about the world that has always differentiated Discovery while honoring, celebrating and elevating the world’s most iconic, creative and fabled studio in Warner Bros.
Warner Bros. is known as a preeminent studio across the world. The brand is synonymous with artistic freedom, creative excellence and authentic storytelling.
The DNA of Discovery is what sets us apart from other media companies. We stand for a respectful, inclusive, purpose-driven culture - one of collaboration, communication and innovation. From one channel built in Landover, MD, we have grown into one of the most respected and admired global media companies.
Combined, Warner Bros. Discovery aspires to be the most fun, innovative and exciting place to tell stories in the world. And we think this new name is the perfect north star for our ambitions.
The initial wordmark for the future combined company will include the iconic line from the Maltese Falcon, "the stuff that dreams are made of," an additional nod to the storied legacy of Warner Bros. and what this combined company will be all about.
Establishing a new name is one exciting first step in planning our journey together. We will of course keep you updated as we progress through the regulatory review process and the initial integration planning.
Thank you for everything you do to make Discovery the best it can be. Your hard work, dedication and commitment help set us apart and put us in this position on the road to becoming Warner Bros. Discovery… the best entertainment company in the world.
Where to Find Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between Discovery Inc. (“Discovery”) and Magallanes, Inc. (“Spinco”), which will immediately follow the proposed separation of Spinco from AT&T Inc. (“AT&T”) (together, the “proposed transaction”).  In connection with the proposed transaction, Discovery intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. In addition, Spinco expects to file a registration statement in connection with its separation from AT&T. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statements and proxy statement/prospectus (when available) and other documents filed by Discovery and Spinco with the SEC at http://www.sec.gov. Free copies of the registration statements and proxy statement/prospectus, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com. Free copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com.
Participants in the Solicitation
Discovery, AT&T and Spinco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information about the directors and executive officers of Discovery is set forth in its definitive proxy statement, which was filed with the SEC on April 30, 2021.  Information about the directors and executive officers of AT&T is set forth in its definitive proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Spinco will be set forth in its registration statement to be filed with the SEC in connection with its separation from AT&T. Investors may obtain additional information regarding the interests of such participants by reading the registration statements, proxy statement/prospectus and other relevant materials regarding the proposed transaction when they become available.
Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T and Discovery constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially.  Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control.  Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction, (2) the risk that Discovery stockholders may not approve the proposed transaction, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner, (5) risks related to potential litigation brought in connection with the proposed transaction, (6) the risk that the integration of Discovery and Spinco will be more difficult, time consuming or costly than expected, (7) risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates, (8) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (9) failure to realize the benefits expected from the proposed transaction, (10) effects of the announcement, pendency or completion of the proposed transaction on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally and (11) risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors.  Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the SEC and in the Form S-4, containing a proxy statement/prospectus, to be filed by Discovery and the registration statement to be filed by Spinco in connection with the proposed transaction.  None of Discovery, AT&T or Spinco is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.